The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any state where such offer or sale is not permitted.
Subject to Completion:
PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
Dated June 17, 2024	Registration No. 333-261476
Pricing Supplement dated , 2024 to the
Prospectus dated December 29, 2021 and
Prospectus Supplement dated December 29, 2021

The Bank of Nova Scotia
$
Fixed-to-Floating Rate Notes, Series B
Due December 25, 2026 (Bail-inable Notes)
•	100% repayment of principal at maturity, subject to the credit risk of the Bank
•	Quarterly interest payments
•	2.5-year stated term:
o	For each of the first two quarterly interest periods (each, a “Fixed Interest Period”): Fixed Interest Rate of 5.75% per annum
o	For each subsequent quarterly interest period (each, a “Floating Interest Period”): Floating Interest Rate of (i) Compounded SOFR plus (ii) a Spread of 0.70%, subject to a minimum rate of 0.70%

The Fixed-to-Floating Rate Notes, Series B due December 25, 2026 (Bail-inable Notes) (the “Notes”) offered hereunder are unsubordinated and unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this Pricing Supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.
The Notes will not be listed on any securities exchange or automated quotation system.
Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying Prospectus or Prospectus Supplement. Any representation to the contrary is a criminal offense. The Notes are not insured by the Canada Deposit Insurance Corporation (the “CDIC”) pursuant to the Canada Deposit Insurance Corporation Act (the “CDIC Act”), the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction.
The Notes are bail-inable debt securities (as defined in the accompanying Prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying Prospectus.
Scotia Capital (USA) Inc. (“SCUSA”), our affiliate, will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. SCUSA or any of our other affiliates or agents may use the final Pricing Supplement to which this Preliminary Pricing Supplement (this “Pricing Supplement”) relates in market-making transactions in the Notes after their initial sale. Unless we, SCUSA or another of our affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final Pricing Supplement to which this Pricing Supplement relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this Pricing Supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” of the accompanying Prospectus Supplement.
Investment in the Notes involves certain risks. You should refer to “Additional Risk Factors” beginning on page P-7 of this Pricing Supplement and “Risk Factors” beginning on page S-2 of the accompanying Prospectus Supplement.
	Per Note	Total
Price to public	100.00%	$
Underwriting commissions[1]	Up to 0.50%	$
Proceeds to The Bank of Nova Scotia[2]	At least 99.50%	$
1
SCUSA, our affiliate, will purchase the Notes from us at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to other registered broker-dealers at a discount of up to $5.00 (0.50%) per Note, or will offer the Notes directly to investors. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

2
Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors — Risks Relating to Liquidity and Secondary Market Price Considerations — The Inclusion of Dealer Spread and Projected Profit from Hedging in the Price of the Notes is Likely to Adversely Affect Secondary Market Prices” in this Pricing Supplement.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on the Original Issue Date against payment in immediately available funds.

Scotia Capital (USA) Inc.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this Pricing Supplement, the accompanying Prospectus and the accompanying Prospectus Supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this Pricing Supplement.
Issuer:	The Bank of Nova Scotia (the “Bank”)
Issue:	Senior Note Program, Series B
Type of Note:	Fixed-to-Floating Rate Notes
CUSIP / ISIN:	06417Y3W7 / US06417Y3W75
Aggregate Principal Amount:	$•
Minimum Investment:	$1,000
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Issue Price:	100% of the Principal Amount per Note
Currency:	U.S. Dollars
Trade Date:	Expected to be June 21, 2024
Original Issue Date:
Expected to be June 25, 2024 (to be set on the Trade Date and expected to be the second DTC settlement day after the Trade Date)
We expect that delivery of the Notes will be made against payment therefor on or about the second DTC settlement day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one DTC settlement day (“T+1”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first DTC settlement day before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in two DTC settlement days (T+2), to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:
Expected to be December 25, 2026. Because the scheduled Maturity Date will not be a Business Day, the actual Maturity Date will occur on the next following Business Day. For the avoidance of doubt, however, interest shall only accrue to but excluding the scheduled Maturity Date pursuant to the Business Day Convention and no additional interest shall accrue thereafter.

Business Day:	A day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law to close
U.S. Government Securities Business Day:
Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Interest Payments:	With respect to each Interest Payment Date, the Interest Payment will be calculated based on the applicable Interest Rate and computed on the basis of the Day Count Fraction as specified below

Interest Rate:
The Notes will accrue interest, calculated using the Day Count Fraction, at:
•      the Fixed Interest Rate for the first two Interest Periods (each, a “Fixed Interest Period”) and
•     thereafter, at the Floating Interest Rate, subject to the Minimum Rate, for each subsequent Interest Period (each, a “Floating Interest Period”)

Fixed Interest Rate:	5.75% per annum
Floating Interest Rate:
Compounded SOFR plus the Spread, provided that the Floating Interest Rate will not be less than the Minimum Rate
For the avoidance of doubt, the first date on which the Notes begin accruing interest at the Floating Interest Rate is December 25, 2024.

Compounded SOFR:	Compounded SOFR is a compounded average of daily SOFR (the Secured Overnight Financing Rate) and will be determined for each Floating Interest Period as set forth under “Compounded SOFR” herein
Spread:	0.70%
Minimum Rate:	0.70% In no event will the Floating Interest Rate be less than the Minimum Rate.
SOFR Interest Payment Determination Date:	The date two U.S. Government Securities Business Days before the applicable Interest Payment Date
Interest Payment Dates:
Quarterly, on the 25th calendar day of each March, June, September and December, commencing in September 2024 and ending on and including the Maturity Date
If any such day is not a Business Day (which will be the case for certain of the scheduled Interest Payment Dates, including the Interest Payment Dates scheduled to occur on each December 25 during the term of the Notes), the applicable Interest Payment will be paid on the date determined according to the Business Day Convention specified below.

Interest Period:
For each Interest Payment Date, the period from, and including, the previous Interest Payment Date (or the Original Issue Date in the case of the first Interest Payment Date) to, but excluding, the next applicable Interest Payment Date (or the Maturity Date in the case of the final Interest Payment Date), in each case, without any adjustment in the event an Interest Payment Date is postponed

Day Count Fraction:	30/360
Business Day Convention:
Following; Unadjusted
If any Interest Payment Date (including the Maturity Date) is not a Business Day, such payment will be made on the first following Business Day. No additional interest will accrue as a result of any such postponement.

Status:
The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the CDIC Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Canadian Bail-in Powers:
The Notes are bail-inable debt securities (as defined in the accompanying Prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying Prospectus.

Agreement with Respect to the Exercise of Canadian Bail-in Powers:
By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of the Notes, by the CDIC Act, including the conversion of the Notes, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the Notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the Notes, any other law that governs the Notes and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to the Notes.
Holders and beneficial owners of Notes will have no further rights in respect of their bail-inable debt securities to the extent those bail-inable debt securities are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the Principal Amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.
See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying Prospectus for a description of provisions and risks applicable to the Notes as a result of Canadian bail-in powers.

Survivor’s Option:	Not Applicable
Form of Notes:	Book-entry
Calculation Agent:
Scotia Capital Inc., an affiliate of the Bank
The Calculation Agent will make all determinations regarding the amount payable on your Notes. All determinations made by the Calculation Agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the Calculation Agent. We may change the Calculation Agent for your Notes at any time without notice and the Calculation Agent may resign as Calculation Agent at any time upon 60 days’ written notice to the Bank.

Record Date:	For interest due on an Interest Payment Date, the Business Day immediately preceding such Interest Payment Date

Tax Redemption:
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, Additional Amounts with respect to the Notes. See “Payment of Additional Amounts” and “Tax Redemption” herein.

Listing:	The Notes will not be listed on any securities exchange or automated quotation system
Use of Proceeds:	General corporate purposes, as discussed further herein under “Use of Proceeds and Hedging”
Clearance and Settlement:	Depository Trust Company

ADDITIONAL TERMS OF YOUR NOTES

You should read this Pricing Supplement together with the Prospectus dated December 29, 2021, as supplemented by the Prospectus Supplement dated December 29, 2021, relating to our Senior Note Program, Series B, of which these Notes are a part. Capitalized terms used but not defined in this Pricing Supplement will have the meanings given to them in the accompanying Prospectus Supplement. In the event of any conflict between this Pricing Supplement and any of the foregoing, the following hierarchy will govern: first, this Pricing Supplement; second, the accompanying Prospectus Supplement; and last, the accompanying Prospectus. The Notes may vary from the terms described in the accompanying Prospectus and the accompanying Prospectus Supplement in several important ways. You should read this Pricing Supplement, including the documents incorporated herein, carefully.
This Pricing Supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth herein under “Additional Risk Factors” and in “Risk Factors” in the accompanying Prospectus Supplement. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes in light of your particular circumstances. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 29, 2021:
http://www.sec.gov/Archives/edgar/data/9631/000119312521368646/d240752d424b3.htm
Prospectus Supplement dated December 29, 2021:
http://www.sec.gov/Archives/edgar/data/0000009631/000091412121007897/bn56815298-424b3.htm
The Bank reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, the Bank will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case the Bank may reject your offer to purchase.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this Pricing Supplement, we urge you to read “Risk Factors” beginning on page S-2 of the accompanying Prospectus Supplement and on page 6 of the accompanying Prospectus.
You should understand the risks of investing in the Notes and carefully consider, with your advisers, the suitability of the Notes in light of your particular financial circumstances and the information set forth in this Pricing Supplement, the accompanying Prospectus Supplement and Prospectus.
Risks Relating to Return Characteristics
The Interest Payment with respect to each Floating Interest Period is Variable and May Be as Low as the Minimum Rate
You will receive an Interest Payment (if any) on each applicable Interest Payment Date with respect to each Floating Interest Period based on a rate per annum equal to the Floating Interest Rate, which is fixed on the corresponding SOFR Interest Payment Determination Date. Such Floating Interest Rate may be as low as the Minimum Rate.
Because the Notes Accrue Interest at the Floating Interest Rate During each Floating Interest Period, You May Receive a Lesser Interest Rate During Such Period Relative to That of the Fixed Interest Periods
The Interest Payment during each Floating Interest Period, if any, will accrue at the Floating Interest Rate. Compounded SOFR, the floating rate on which the Floating Interest Rate is based, will vary, and there will be significant risks not associated with a conventional fixed-rate debt security. These risks include fluctuation of the Floating Interest Rate and the possibility that the Floating Interest Rate on the Notes will decrease during any of the Floating Interest Periods to a rate that may be as low as the Minimum Rate.
The Notes are Subject to Interest Rate Risk
The Fixed Interest Rate applicable during each Fixed Interest Period and/or the Floating Interest Rate applicable during each Floating Interest Period may be lower than the interest rates for similar debt securities then-prevailing in the market. Accordingly, you would earn less interest on the Notes than you could earn on other investments with a similar level of risk available at such time. The value of your Notes may decline during a period of rising interest rates and the amount that you would receive for them in any secondary market transaction if you tried to sell them would be adversely affected. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results.
Any payments on the Notes, including any Interest Payment and the repayment of the Principal Amount at maturity, may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.
The Repayment of the Principal Amount Applies Only at Maturity
The Notes offer repayment of the Principal Amount only if you hold your Notes until the Maturity Date.
The Yield on the Notes May be Lower than the Yield on Conventional Debt Securities of Comparable Maturity
The yield that you will receive on your Notes may be less than the return you could earn on conventional debt securities of comparable maturity. The interest payable for each Floating Interest Period is linked to Compounded SOFR as of each applicable SOFR Interest Payment Determination Date (subject to the Minimum Rate). If there is a decline in Compounded SOFR over the term of your Notes, the effective yield on your Notes for any such Floating Interest Period may be less than that which would be payable on a conventional fixed-rate debt security of comparable maturity, including those of the Bank, and could be as low as the Minimum Rate. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Risks Relating to Characteristics of the Floating Interest Rate
The Floating Interest Rate is based on a Compounded SOFR rate and the SOFR Index, which is relatively new in the marketplace
For each Floating Interest Period, the Floating Interest Rate is based on Compounded SOFR, which is calculated using the SOFR Index (as specified under “Compounded SOFR” herein) published by the FRBNY according to the specific formula described herein under “Compounded SOFR”, rather than the SOFR rate published on or in respect of a particular date during such Floating Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the Floating Interest Rate during any Floating Interest Period will not necessarily be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during a Floating Interest Period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to Compounded SOFR used to calculate the Interest Payment with respect to such Floating Interest Period...Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the FRBNY only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for Compounded SOFR with respect to the Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.
Compounded SOFR With Respect to Each Floating Interest Period Will Only Be Capable of Being Determined Near the End of Such Interest Period
The level of Compounded SOFR applicable to a particular Floating Interest Period and, therefore, the Interest Payment with respect to such Floating Interest Period will be determined on the SOFR Interest Payment Determination Date for such Floating Interest Period. Because each such date is near the end of each Floating Interest Period, you will not know the Interest Payment with respect to a particular Floating Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade Notes linked to Compounded SOFR or the SOFR Index without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of Notes linked to Compounded SOFR or the SOFR Index.
Compounded SOFR, and Therefore the Value of, and Return on, the Notes, May be Volatile and Will Be Affected by a Number of Factors
Compounded SOFR, and therefore the Floating Interest Rate and market value of the Notes, is subject to volatility due to a variety of factors, including but not limited to:
•	interest and yield rates in the market;
•	changes in, or perceptions about future, SOFR rates;
•	general economic conditions;
•	policies of the U.S. Federal Reserve Board regarding interest rates;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	inflation and expectations concerning inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, public health, regulatory, judicial or other events that affect markets generally and that may affect SOFR rates; and
•	the time remaining to maturity.
The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower SOFR Rate will result in the Floating Interest Rate decreasing, but in no case will the Floating Interest Rate be less than the Minimum Rate.

SOFR May Be More Volatile Than Other Benchmark or Market Rates
Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR. Although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the market value of, and return on, any SOFR-linked notes may fluctuate more than floating rate securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The FRBNY has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the FRBNY will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in Notes linked to Compounded SOFR or SOFR Index (as defined herein).
Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Market Value of, and Return on, the Notes
According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants may not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the market value of, and return on, the Notes.
If a particular Benchmark Replacement (as defined herein) or Benchmark Replacement Adjustment (as defined herein) cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (as defined herein) (such as the ARRC), (ii) the International Swaps and Derivatives Association, Inc. (“ISDA”) or (iii) in certain circumstances, the Calculation Agent. In addition, the terms of the Notes expressly authorize the Calculation Agent to make Benchmark Replacement Conforming Changes (as defined herein) with respect to, among other things, changes to the definition of “Interest Period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the Floating Interest Rate on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the market value of, and return on, the Notes.
In addition, if SOFR does not prove to be widely used as a benchmark in comparable floating rate securities, the trading price of SOFR-linked notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the manner of determining SOFR, the Spread reflected in the Floating Interest Rate or the manner of compounding SOFR, may evolve over time, and trading prices of earlier issued SOFR-linked notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors may not be able to sell their Notes at all or may not be able to sell their Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
SOFR May Be Modified or Discontinued and the Notes May Bear Interest By Reference to a Floating Interest Rate Other Than SOFR, Which Could Adversely Affect the Market Value of, and Return on, the Notes
The SOFR Index is published by the FRBNY based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of SOFR or the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR or the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in notes linked to SOFR or the SOFR Index. If the manner in which SOFR or the SOFR Index is calculated is changed, that change may result in a reduction in the amount of Interest Payment payable with respect to a Floating Interest Period and the trading prices of the Notes. In addition, the FRBNY may withdraw, modify or amend the published SOFR or the SOFR Index data in its sole discretion and without notice. Except as indicated elsewhere herein, the Floating Interest Rate for any Floating Interest Period will not be adjusted for any modifications or amendments to SOFR data that the FRBNY may publish after a specified time.
If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of SOFR or the SOFR Index during a Floating Interest Period, then the Floating Interest Rate on the Notes will no longer be determined by reference to SOFR or the SOFR Index, as applicable, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement”, as further described under “Compounded SOFR” herein.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR or the SOFR Index, the Benchmark Replacement may not be the economic equivalent of SOFR or the SOFR Index, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR or the SOFR Index would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR or the SOFR Index (each of which means that a Benchmark Transition Event could adversely affect the market value of, and return on, of the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.
Risks Relating to General Credit Characteristics
Your Investment is Subject to the Credit Risk of the Bank
The Notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Interest Payment and the return of the Principal Amount at maturity depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.
The Notes are subject to the risk of conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates, under Canadian bank resolution powers
Under Canadian bank resolution powers, if the CDIC were to take action under the Canadian bank resolution powers with respect to the Bank, this could result in holders or beneficial owners of bail-inable notes such as the Notes being exposed to losses and conversion of the Notes in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates, and, in such an event, you will be obligated to accept those common shares. As a result, you should consider the risk that you may lose all or part of your investment, including the principal amount plus any accrued but unpaid interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding Notes, or common shares of the Bank or any of its affiliates into which bail-inable notes are converted, may be of little value at the time of a bail-in conversion and thereafter. You are urged to also read the discussion in the accompanying Prospectus under “Risk Factors — Risks Related to the Bank’s Debt Securities” and “Description of the Debt Securities We May Offer ― Canadian Bank Resolution Powers” for additional information.
Risks Relating to Liquidity and Secondary Market Price Considerations
The Price at Which the Notes May Be Sold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased
The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.
The foregoing factors may cause the market value of the Notes to decrease and you may receive substantially less than the Original Issue Price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which SCUSA or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the issue price, since the cost of hedging our obligations under the Notes that are included in the issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by SCUSA as a result of dealer discounts, mark-ups or other transaction costs.
The Notes Lack Liquidity
The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. SCUSA or any other dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which SCUSA, if they choose to make a market in the Notes, is willing to purchase the Notes from you. If at any time SCUSA or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.
Risks Relating to Hedging Activities and Conflicts of Interest
There Are Potential Conflicts of Interest Between You and the Calculation Agent
The Calculation Agent will, among other things, determine the Floating Interest Rate and decide the amount of your payment for any Interest Payment Date on the Notes. Our affiliate, Scotia Capital Inc., will serve as the Calculation Agent. We may change the Calculation Agent after the Original Issue Date without notice to you. For additional information as to the Calculation Agent’s role, see “Summary — Calculation Agent” herein. The Calculation Agent will exercise its judgment when performing its functions. Because determinations made by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination.
Further, the Calculation Agent will make certain determinations with respect to Compounded SOFR as further described under “Compounded SOFR” herein. If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Calculation Agent will make certain determinations with respect to the Notes in the Calculation Agent’s sole discretion. Any determination, decision or election pursuant to the benchmark replacement provisions not made by the Calculation Agent will be made by us. Any of these determinations may adversely affect the market value of, and return on, the Notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the market value of, and return on, the Notes. See “Compounded SOFR” herein.
We, Our Subsidiaries or Affiliates may Publish Research that Could Affect the Market Value of the Notes; We Also Expect to Hedge Our Obligations Under the Notes
We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or SOFR and/or Compounded SOFR specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. In addition, we or one or more affiliates expect to hedge our obligations under the Notes and may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.

Trading and Business Activities by The Bank or its Affiliates May Adversely Affect the Market Value of the Notes
As described below under “Use of Proceeds and Hedging”, we or one or more affiliates may but are not required to, hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in U.S. Dollar SOFR ICE Swap Rates (including the 2-year term) and SOFR, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the Notes will be successful or will be maintained over the term of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the 2-Year U.S. Dollar SOFR ICE Swap Rate and SOFR and may also engage in trading activities related to the 2-Year U.S. Dollar SOFR ICE Swap Rate and SOFR that are not for the account of holders of the Notes or on their behalf.
These trading and business activities may present a conflict between your interest in the Notes and the interest we, SCUSA, and our other affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes and could adversely affect the market value of, and return on, the Notes.

COMPOUNDED SOFR

Compounded SOFR will be determined by reference to the SOFR Index in the manner described herein. The SOFR Index is published by the FRBNY and measures the cumulative impact of compounding SOFR on a unit of investment over time, with the initial value set to 1.00000000 on April 2, 2018, the first value date of SOFR. The SOFR Index value reflects the effect of compounding SOFR on each U.S. Government Securities Business Day and allows the calculation of compounded SOFR averages over custom time periods. The FRBNY notes on its publication page for the SOFR Index that use of the SOFR Index is subject to important limitations, indemnification obligations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time without notice.
“Compounded SOFR” will be determined by the Calculation Agent in accordance with the following formula:
where:
“SOFR IndexStart = For Floating Interest Periods other than the initial Floating Interest Period, the SOFR Index value on the preceding SOFR Interest Payment Determination Date, and, for the initial Floating Interest Period, the SOFR Index value on the date that is two U.S. Government Securities Business Days before the first day of such initial Floating Interest Period;
“SOFR IndexEnd = The SOFR Index value on the SOFR Interest Payment Determination Date relating to the applicable Interest Payment Date (or in the final Floating Interest Period, relating to the Maturity Date); and
“d” is the number of calendar days in the relevant Observation Period.
For purposes of determining Compounded SOFR, “SOFR Index” means, with respect to any U.S. Government Securities Business Day:
(1)
the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Determination Time”); provided that:

(2)
if a SOFR Index value does not so appear as specified in (1) above at the SOFR Determination Time, then: (i) if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailability Provisions” below; or (ii) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “Effect of a Benchmark Transition Event” provisions described below.

If the Calculation Agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to determining Compounded SOFR, then the Benchmark Replacement provisions set forth below will thereafter apply to all determinations of the rate of interest payable on the Notes.
For the avoidance of doubt, in accordance with the Benchmark Replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest payable on the Notes for each Floating Interest Period will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and the applicable margin.

SOFR Index Unavailability Provisions.
If a SOFR IndexStart or SOFR IndexEnd is not published on the associated SOFR Interest Payment Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR” will mean, for the applicable Floating Interest Period for which the SOFR Index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR averages, and definitions required for such formula, published on the SOFR Administrator’s Website at newyorkfed.org/markets/treasury-repo-reference-rates-information (or any successor page). For the purposes of this provision, references in the SOFR averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.
Effect of a Benchmark Transition Event
(a)
Benchmark Replacement. If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time (as defined herein) in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

(b)
Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Calculation Agent will have the right to make Benchmark Replacement conforming changes from time to time.

(c)
Decisions and Determinations. Any determination, decision or election that may be made by the Calculation Agent or us pursuant to the Benchmark Replacement provisions described herein, including any determination with respect to tenor, rate or adjustment or of the occurrence or non- occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion, and, notwithstanding anything to the contrary;
•	if made by us, will be made in our sole discretion;
•	if made by the Calculation Agent, will be made after consultation with us, and the Calculation Agent will not make any such determination, decision or election to which we object; and
•	shall become effective without consent from any other party.
Any determination, decision or election pursuant to the Benchmark Replacement provisions not made by the Calculation Agent will be made by us on the basis as described above. The Calculation Agent shall have no liability for not making any such determination, decision or election. In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the Benchmark Replacement provisions set forth herein.
Certain Defined Terms. As used herein:
“Benchmark” means, initially, Compounded SOFR, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published SOFR Index used in the calculation thereof) or the then-current benchmark, then “benchmark” means the applicable Benchmark Replacement.
“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:
(1)
the sum of: (a) an alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and
(3)
provided that if (i) the Benchmark Replacement cannot be determined in accordance with clause (1) or (2) above as of the Benchmark Replacement Date or (ii) the Calculation Agent shall have determined that the ISDA Fallback Rate determined in accordance with clause (2) above is not an industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar-denominated floating rate notes at such time, then the Benchmark Replacement shall be the sum of: (a) the alternate rate of interest that has been selected by the Calculation Agent as the replacement for the then-current benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:
(1)
the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body for the applicable unadjusted Benchmark Replacement;

(2)	if the applicable unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and
(3)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Calculation Agent giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current benchmark with the applicable unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of Floating Interest Period, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other administrative matters) that the Calculation Agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Calculation Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Calculation Agent determines is reasonably practicable).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:
(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, then the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to benchmark also include any reference rate underlying such benchmark.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current benchmark:
(1)
a public statement or publication of information by or on behalf of the administrator of the benchmark announcing that such administrator has ceased or will cease to provide the benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark;

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark, the central bank for the currency of the benchmark, an insolvency official with jurisdiction over the administrator for the benchmark, a resolution authority with jurisdiction over the administrator for the benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark has ceased or will cease to provide the benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark; or

(3)
a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is not, or as of a certain date will not be, representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current benchmark.
“ISDA Definitions” means the 2006 ISDA Definitions published by ISDA or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA definitions to be determined upon the occurrence of an index cessation event with respect to the benchmark for the applicable tenor.
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA definitions to be effective upon the occurrence of an index cessation date with respect to the benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Observation Period” means, in respect of each Floating Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Floating Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the applicable Interest Payment Date for such Floating Interest Period (or in the final Floating Interest Period, preceding the Maturity Date).
“Reference Time” with respect to any determination of the benchmark means (1) if the benchmark is Compounded SOFR, the SOFR Determination Time, as such time is defined above, and (2) if the benchmark is not SOFR, the time determined by the Calculation Agent in accordance with the Benchmark Replacement conforming changes.
“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.
“SOFR Administrator” means the FRBNY (or a successor administrator of SOFR)
“SOFR Administrator’s Website” means the website of the FRBNY, currently at http://www.newyorkfed.org, or any successor source.
 “Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.
“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

HISTORICAL PERFORMANCE OF SOFR

We obtained the information regarding the historical performance of SOFR in the graph below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of SOFR should not be taken as an indication of its future performance, and no assurance can be given as to the future performance of SOFR.
Publication of SOFR began on April 2, 2018. Accordingly, SOFR has limited historical performance and an investment with a return based on its performance may be more risky than a comparable investment with a return based on the performance of an interest rate with a more established record of performance. The future performance of SOFR cannot be predicted based on its historical performance and may bear little or no relation to its historical performance.
As of June 17, 2024, SOFR was 5.31%. The graph below sets forth the historical performance of the SOFR from April 2, 2018 through June 17, 2024. Past performance of SOFR is not indicative of future performance of SOFR.
Secured Overnight Financing Rate (SOFR)

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, SCUSA, an affiliate of the Bank, will purchase the Notes from the Bank at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to other registered broker-dealers at a discount equal to the discount per Principal Amount of the Notes indicated on the cover hereof, or will offer the Notes directly to investors. The Notes will be offered to the public at the price to public specified on the cover hereof.
In addition, SCUSA or another of its affiliates or agents may use the accompanying prospectus and prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While SCUSA may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.
The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.
Conflicts of Interest
Because SCUSA is an affiliate of the Bank, SCUSA has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. SCUSA is not permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
SCUSA and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. SCUSA and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, SCUSA and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. SCUSA and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Prohibition of Sales to EEA Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Prohibition of Sales to United Kingdom Retail Investors
The only categories of person in the United Kingdom to whom this document may be distributed are those persons who (i) have professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the

“Financial Promotion Order”)), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons in (i)-(iii) above together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This document may only be provided to persons in the United Kingdom in circumstances where section 21(1) of FSMA does not apply to the Bank. The Notes are not being offered to “retail investors” within the meaning of the Packaged Retail and Insurance-based Investment Products Regulations 2017 and accordingly no Key Information Document has been produced under these regulations.

PAYMENT OF ADDITIONAL AMOUNTS

We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future tax, levies, imposts, duties, assessment or other governmental charges (including penalties, interest and other liabilities related thereto) imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax (hereinafter “Canadian taxes”), unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of Canadian taxes from any payment made under or in respect of the Notes, we will pay to each holder of such Notes as additional interest, such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required, except as described below.
However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an “Excluded Holder”, in respect of the beneficial owner thereof:
(i)
with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or which is entitled to the payment in respect of a debt or other obligation to pay an amount to a person with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is a “specified shareholder” of the Bank, or which does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” of the Bank as defined in subsection 18(5) of the Income Tax Act (Canada);

(iii)
which is subject to such Canadian taxes by reason of the holder of beneficial owner being a resident domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection presently or formerly with Canada or any province or territory thereof otherwise than the mere holding of Notes or the receipt of payments thereunder;

(iv)
which is subject to such Canadian taxes by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that the Bank advises the trustees and the holders of such Notes then outstanding of any change in such requirements);

(v)	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax or other governmental charge;
(vi)
which is subject to such Canadian taxes by reason of the legal nature of the holder or beneficial owner disentitling such holder or beneficial owner to the benefit of an applicable treaty if and to the extent that the application of such treaty would have resulted in the reduction or elimination of any Canadian taxes as to which Additional Amounts would have otherwise been payable to the holder;

(vii)
which failed to duly and timely comply with a timely request by us to provide information, documents, certification or other evidence concerning the holder’s or beneficial owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Canadian taxes as to which Additional Amounts would have otherwise been payable to a recipient or beneficial owner but for this clause;

(viii)
which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes.

(ix)
which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any Note means:

(a)	the due date for payment thereof, or
(b)
if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the Notes in accordance with the Indenture; or

(x)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

In addition, no Additional Amounts will be payable on account of:
(i)	any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Bank or the Paying Agent from the payment;
(ii)
any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(iii)
any tax, assessment or other governmental charge imposed under any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986; or

(iv)	any combination of any of the foregoing exceptions.
For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any Canadian tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes.
We will also make such withholding or deduction in respect of taxes and remit the full amount deducted or withheld to the relevant Canadian authority in accordance with applicable law. We will furnish to the trustee, within 60 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount  (excluding any Additional Amounts that have previously been paid by the Bank with respect thereto) of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any taxes on such holder’s net income or capital.
In any event, no Additional Amounts or indemnity amounts will be payable under the provisions described above in respect of any Note in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States for purposes of and was entitled to the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of Additional Amounts and indemnity amounts discussed in the preceding sentence, the Additional Amounts or indemnity amounts received by certain holders of Notes may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of the Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:
•
as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada, or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “administrative action”); or (iii) any amendment to, clarification of, or change (including any announced prospective change) in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the Trade Date, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that the Bank is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid up capital with respect to the Notes (including the treatment by the Bank of interest on the Notes) or the treatment of the Notes, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority

•
as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Trade Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the Notes; or

•
on or after the Trade Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).
In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, Notes, including entitlements to all payments thereunder, pursuant to this document, or shares of the Bank or an affiliate of the Bank on any Notes subject to a bail-in conversion (“Common Shares”), and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada; deals at arm’s length with the Bank, any issuer of Common Shares, and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes; does not use or hold the Notes in a business carried on in Canada; is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the Act) of the Bank; is not a “specified entity” as defined in proposals to amend the Canadian Tax Act on November 28, 2023 with respect to “hybrid mismatch arrangements”; and does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.
This summary assumes that a Non-Resident Holder is not an entity in respect of which the Bank is a “specified entity” as defined in Proposals to amend the Act released by the Minister of Finance (Canada) on November 28, 2023 with respect to “hybrid mismatch arrangements”, as defined (the “Hybrid Mismatch Proposals”).  In general terms, the Hybrid Mismatch Proposals provide that two entities will be treated as specified entities in respect of one another if one entity, directly or indirectly, holds a 25% equity interest in the other entity, or a third entity, directly or indirectly, holds a 25% equity interest in both entities.  This summary further assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Act contained in the Hybrid Mismatch Proposals.  Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.
This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length, within the meaning of the Act.
This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of the Notes should consult their tax advisors with respect to their particular circumstances.
Currency Conversion
Generally, for purposes of the Act, all amounts relating to the acquisition, holding or disposition of the Notes or Common Shares not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the relevant exchange rate.
Notes
No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, bail-in conversion, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.
Common Shares
Dividends paid or credited, or deemed under the Act to be paid or credited, on Common Shares of the Bank or of any affiliate of the Bank that is a Canadian resident corporation to a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder...A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share unless the Common Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the Notes.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:
•	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only U.S. Holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; U.S. Holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the Notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to any holder that is not a U.S. Holder or to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or (except as discussed above under “Material Canadian Income Tax Consequences”) non-U.S. tax consequences of the purchase, ownership or disposition of the Notes. Persons considering the purchase of Notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.
U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes and Payments of Interest
While there is no authority that specifically addresses the U.S. federal income tax treatment of securities such as the Notes, the Notes should be treated as “variable rate debt instruments” as described in the accompanying prospectus under the heading “United States Taxation – Original Issue Discount – Variable Rate Debt Securities”. However, the U.S. Internal Revenue Service (the “IRS”) could assert that the Notes should be treated pursuant to some other characterization for U.S. federal income tax purposes. If the Notes were treated as other than variable rate debt instruments, your U.S. federal income tax consequences in respect of the Notes could be materially different from those described herein. You should consult with your own tax advisors regarding the appropriate characterization of the Notes for U.S. federal income tax purposes.

Assuming the Notes are treated as indebtedness, Interest Payments on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that the Notes should be treated as debt for U.S. federal income tax purposes. Further, the Notes should be treated as “variable rate debt instruments”. Whether the Notes will be issued with original issue discount (“OID”), however, will depend upon the facts at the time of issuance of the Notes.
Interest and Original Issue Discount
Whether the Notes are issued with OID for U.S. federal income tax purposes will depend on the facts at the time that the Notes are issued.  If the Notes are not treated as issued with OID (or are issued with only a de minimis amount of OID), then interest income generally will be taxable to you at the time it is received or accrued in accordance with your regular method of tax accounting.
If the Notes are treated as issued with OID, you will be required to include OID as ordinary income under a constant yield method during your ownership of the Notes, regardless of your normal method of accounting; accordingly, your taxable income in respect of the Notes may exceed the cash interest payments you receive on the Notes during one or more taxable years. The remainder of this section assumes that the Notes are issued with OID.
In order to determine the amount of OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. The amount of OID on the Notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if you held the equivalent fixed rate debt instrument, subject to the adjustments to qualified stated interest (“QSI”) described below.
The equivalent fixed rate debt instrument is constructed in two steps: first, the Fixed Interest Rate is replaced with a “qualified floating rate” that would preserve the fair market value of the Notes; and second, each qualified floating rate (including the qualified floating rate determined under the first step) is converted into a fixed rate substitute (which, in each case, will generally be the value of each qualified floating rate as of the Issue Date).
Subject to the following adjustments, the amount of QSI on your Notes each year should be the amount of interest that would be payable during that year under the lowest fixed rate substitute determined for the Notes’ equivalent fixed rate debt instrument. If the amount you receive in any calendar year is greater than the assumed payment under the fixed rate substitute for the applicable accrual period, the excess will be treated as additional QSI and will be taxable to you as ordinary income in accordance with your method of accounting for tax purposes. If the amount you receive in a calendar year is less than the assumed payment for the applicable accrual period, the difference will reduce the amount of QSI you are required to take into income.
In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your Notes.
Sale, Exchange or Maturity of the Notes
Upon the taxable disposition (including cash settlement) of a Note, you should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal your cost of the Note, increased by the amount of OID (if any) accrued thereon. Because the Note is held as a capital asset, as defined in Section 1221 of the Code, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where such holder has a holding period of greater than one year. The deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations.
FATCA
The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.
Medicare Tax on Net Investment Income
U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax with respect to your investment in the Notes.
Specified Foreign Financial Assets
Certain U.S. Holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this reporting obligation to your ownership of the Notes.
Backup Withholding and Information Reporting
Interest paid on the Notes, and proceeds received from a taxable disposition of the Notes, will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding if you fail to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders
A Note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the Note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the U.S. includes only property situated in the U.S. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the Notes at death.
You should consult your tax advisor as to the federal, state, local and other tax consequences of acquiring, holding and disposing of the Notes and receiving payments under the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank).

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying Prospectus Supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.
In anticipation of the sale of the Notes, we or our affiliates expect, but are not required, to enter into hedging transactions involving purchases of securities or over-the-counter derivative instruments prior to or on the Trade Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.
We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those similar securities. We or our affiliates may close out our or their hedge on or before the Maturity Date.
The hedging activity discussed above may adversely affect the market value of and return on the Notes. See “Additional Risk Factors — Risks Relating to Hedging Activities and Conflicts of Interest” and “Supplemental Plan of Distribution (Conflicts of Interest)” herein for a discussion of these adverse effects.